SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] No. 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors

held on December 17, 2024, drawn up in summary form

1.       Date, Time and Venue. On December 17, 2024, at 17:00 p.m., remotely, as authorized by article 19, paragraph 1st, of the Company’s bylaws.

2.       Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Michel Dimitrios Doukeris, Victorio Carlos De Marchi, Lia Machado de Matos, Milton Seligman, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Carlos Eduardo Klutzenschell Lisboa, Fabio Colletti Barbosa, Claudia Quintella Woods, Marcos de Barros Lisboa and Luciana Pires Dias.

3.       Board. Chairman: Michel Dimitrios Doukeris; Secretary: Guilherme Malik Parente.

4.       Resolutions. It was unanimously and unrestrictedly resolved:

4.1.                 Change in the Board of Executive Officers. According to article 21, item “d”, of the Company’s bylaws, to approve, effective April 1st, 2025, the election of Mr. Guilherme Fleury de Figueiredo Ferraz Parolari, current Global Vice Presidente of M&A at Anheuser-Busch Inbev N.V./S.A., Brazilian citizen, administrator, bearer of the identity card RG No. 21.862.807-9 (SSP-SP) and enrolled with the Individual Taxpayers’ Registry under No. 181.437.038-27, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, as Chief Financial, Investors Relations and Shared Services Officer of the Company, with a term of office until December 31st , 2027, replacing Mr. Lucas Machado Lira.

4.1.1.	Mr. Guilherme Fleury de Figueiredo Ferraz Parolari will take office as Chief Financial, Investors Relations and Shared Services Officer of the Company on April 1st, 2025, upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming that there is no impediment to his election to the Company’s Board of Executive Officers.

4.1.2.	The new composition of the Board of Executive Officers shall be consolidated at a meeting of the Board of Directors to be held by March 31st, 2025, at which time the election of the new Chief Financial, Investors Relations and Shared Services Officer, Mr. Guilherme Fleury de Figueiredo Ferraz Parolari, and the dismissal of the current Chief Financial, Investors Relations and Shared Services Officer, Mr. Lucas Machado Lira, will be carried out and duly registered, and the Company’s registration with JUCESP and other public administration bodies will be updated accordingly.

5.       Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, December 17, 2024.

/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Lia Machado de Matos /s/ Nelson José Jamel /s/ Carlos Eduardo Klutzenschell Lisboa /s/ Claudia Quintella Woods /s/ Luciana Pires Dias	/s/ Milton Seligman /s/ Fernando Mommensohn Tennenbaum /s/ Fabio Colletti Barbosa /s/ Marcos de Barros Lisboa /s/ Guilherme Malik Parente Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer